Via Facsimile and U.S. Mail
Mail Stop 6010

July 19, 2006

Mr. David L. Weinberg
Chief Financial Officer
Columbia Laboratories, Inc.
354 Eisenhower Parkway, Plaza 1, 2nd Floor
Livingston, NJ 07039

> **Re: Columbia Laboratories, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **File No. 001-10352**

Dear Mr. Weinberg:

We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 36

1.   Your liquidity discussion merely repeats amounts disclosed on the statements of cash flows. Please provide to us, in a disclosure-type format, information that addresses the underlying reasons for the comparative changes in your working capital components for the financial statement periods presented. In doing so, please refer to Commission Release No. 33-8350: "Interpretation- Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," which you can find on our website at www.sec.gov/rules/interp/33-8350.htm. Additionally, please explain the

significant increases and decreases in other operating assets presented in the operating activities section of your statements of cash flows.

Critical Accounting Policies and Estimates, page 38

2. You disclose on pages 9 and 10 that you are obligated to pay Serono a royalty equal to 40% of Prochieve® sales to physicians who are on Serono's "target list of fertility specialists." Please tell us why you did not deem this a critical accounting estimate, as addressed in FRR No. 72. In addition, please provide us, in disclosure-type format, the following information:

- Tell us in which line item within your statements of operations that you classify the royalty payment for each period presented. Please quantify the amounts you recorded for each of the periods presented, separately identifying the amount recorded for changes in your estimate during those periods.

- Tell us how you estimate the amount due to Serono each period and clarify whether there is a time lag between when you record your estimate of the 40% royalty payment and when Serono provides you with the underlying calculation. Specify whether you independently verify the information obtained from Serono, that is, tell us whether you utilize data from independent third-parties to corroborate that obtained from Serono.

Revenue Recognition, page 38

3. We acknowledge your revenue recognition policy as noted herein and within your "Summary of Significant Accounting Policies" in the accompanying notes to your consolidated financial statements. We believe that your disclosure related to estimates of items that reduce your gross revenue, which you identify as sales returns, rebates and "other allowances," could be defined and improved. Please provide us with the information that follows, in a disclosure-type format.

a). Disclose the amount of each type of revenue reduction for the periods presented. Analyze and describe the effect that could result from using assumptions that are reasonably likely to occur other than those upon which each current recorded estimate is based. For example, please provide a range of reasonably likely amounts or another type of sensitivity analysis.

b). To the extent that the information that you monitor in estimating the items that reduce your gross revenue, for example product prescription data and distributor inventory levels, is quantifiable, discuss both quantitative and qualitative factors and the extent of availability and your use of information from external sources. In discussing your estimate of product returns, provide additional information regarding the total amount of each product in sales dollars that could potentially be returned as of the most recent balance sheet date, disaggregated by expiration period.

c).   If applicable, discuss any shipments made as a result of incentives and/or in excess of your customers' ordinary course of business inventory levels. Please also discuss your revenue recognition policy for such shipments.

d).   Please also enhance your disclosure to separately present the following amounts for each item that reduces your gross revenue:

- the current provision related to sales made in current period;
- the current provision related to sales made in prior periods;
- actual returns or credits in current period related to sales made in current period; and
- actual returns or credits in current period related to sales made in prior periods.

4.   You disclose on page 32 of the MD&A that you recorded changes in estimate of $3.0 million and $1.8 million related to your sales returns accrual for the years ended December 31, 2004 and 2005, respectively. These amounts appear to be material, as they represent approximately 12% and 19% of your net loss in each respective year. Please provide us with additional information, in a disclosure-type format, that explains the reason for these changes in estimate.

5.   You disclose that $1.4 million and $1.3 million of these 2004 and 2005 changes in estimate, respectively, are directly attributable to your Prochieve® and Striant® product lines. Given the significance of these changes in estimate related to your Prochieve® and Striant® product lines, please tell us how you concluded that you were able to estimate the amount of future returns for these lines as required by paragraph 6.f. of SFAS No. 48 in order to recognize revenue. In your response also include your analysis of paragraph 8 of SFAS No. 48.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Notes to Condensed Consolidated Financial Statements (Unaudited)

(9) Sale of Common Stock, page 16

6.   Please provide us with your analysis of whether the warrants issued pursuant to your March 10, 2006 private placement transaction meet the definition of a derivative instrument under SFAS No. 133, paragraph 6. In so doing, please provide us with a corresponding point-by-point analysis of whether the warrants

> meet all of the criteria outlined in paragraphs 12-32 of EITF No. 00-19 in order to qualify for the paragraph 11a.) scope exception under SFAS No. 133 and ultimately reside in equity.

7.   Additionally, please tell us how you viewed and accounted for the registration rights agreement related to your March 10, 2006 private placement transaction in relation to EITF Nos. 00-19 and 05-4. It appears, as outlined in Article 6.3 of the Securities Purchase Agreement dated March 10, 2006, that you are required to maintain effectiveness of the registration statement filed to register the shares underlying the private placement, or else you will incur penalties. Please also refer to the Division of Corporation Finance "Current Accounting and Disclosure Issues" Section II (B) - Classification and Measurement of Warrants and Embedded Conversion Features (New). You can find this at the following website: http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

*   *   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comment. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

   You may contact Amy Bruckner, Staff Accountant, at (202) 551-3657, or Joseph Roesler, Accounting Branch Chief, at (202) 551-3628 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3679.

                          Sincerely,

                          Jim B. Rosenberg
                          Senior Assistant Chief Accountant